FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   15 May 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                    AGM 2007

(London - 15 May 2007) At the International Power plc Annual General Meeting held at ExCel London, One Western Gateway, Royal Victoria Dock, London, E16 1XL on Tuesday 15 May 2007, all resolutions were passed on a show of hands. A summary of proxy votes received will be placed on the Company's website, www.ipplc.com.

Following approval by the Company's shareholders, the Company confirms that the dividend of 7.9 pence per ordinary share will be paid on 26 June 2007 to shareholders on the register on 23 May 2007.

Stephen Ramsay
Company Secretary


For further information please contact:

Investor Contact:                             Media Contact:
James Flanagan                                Beth Akers
Telephone: +44 (0)20 7320 8681                Telephone: +44 (0)20 7320 8622


About International Power

International Power plc is a leading independent electricity generating company with 18,935 MW (net) in operation and 657 MW (net) under construction. International Power has an interest in power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Germany, France, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs) on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



                                              INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary